Redline Real Estate Group Joins The Real Brokerage Inc.

Alberta Real Estate Brokers Brett Turner and Darren Langille to Lead 85 Agent Team

TORONTO AND NEW YORK -- October 1, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company"), an international, technology-powered real estate brokerage, today announced that Canada's Redline Real Estate Group will be joining its growing network of agents.

Redline Real Estate Group, based in Calgary, Alberta, Canada, has been in business since 2009, and now has 85 agents and ten offices throughout the provinces of Alberta, Ontario and British Columbia.

As part of the expansion, Brett Turner and Darren Langille, owners and CEOs of Redline Real Estate Group and members of the Calgary Real Estate Board, will be leading the Redline team's transition to Real's platform. As an independent brokerage since 2009, Redline aims to provide a superior level of service than the typical franchise model and maximize the value of agents -- an approach which is aligned with that of Real's model.

"With Real's platform, technology, and network of almost 3,000 agents, we feel we are positioned for long-term success," said Darren Langille. "We feel that by joining Real we can both maintain the momentum we're proud to have achieved, and provide greater benefits to our agents."

"We are making this move from an independent operation into a cloud based agent owned model at a pivotal time for our brokerage," Turner said. "We are encouraged by our agents' performance and their passion for our brand and the industry that we wanted to give them a better platform. That is something that we are very proud of as we work our way into Real."

The addition of Redline Real Estate Group expands Real's growing business in Canada which began in August, marking the first launch of the Company's international operations.

"At Real, we have already made significant inroads and built relationships in Canada and Redline Real Estate Group will add to this progress," said Real co-founder and CEO Tamir Poleg. "Redline is a staple brokerage in Canada, with a network of agents that are trusted in the communities they serve. We are proud to say they are now part of the Real team and look forward to having them play an integral role in our operations."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 35 U.S. states, the District of Columbia and Canada. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

ryan@therealbrokerage.com

1+201-564-4221

 Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Redline Real Estate Group joining Real, and the business and strategic plans of Real.

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